                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 4)

                             Hanover Direct, Inc.
                       --------------------------------
                               (Name of Issuer)

                      Common Stock, $0.66 2/3 par value
                       -------------------------------
                        (Title of Class of Securities)

                                 440506 10 3
                       --------------------------------
                                (CUSIP Number)


          Mr. Kurt Nauer                      Robert P. Wessely, Esq.
          Richemont Finance S.A.              Dorsey & Whitney LLP
          35 Boulevard Prince Henri           250 Park Avenue
          L 1724 Luxembourg                   New York, New York  10177
          011-352-227-252                     (212) 415-9200

             ---------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 19, 2001
                       -------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              Page 1 of 23 Pages

1.      NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        Richemont Finance S.A.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [_]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg



        NUMBER OF SHARES                      7.   SOLE VOTING POWER
                                                   28,691,888 shares*

        BENEFICIALLY OWNED BY EACH            8.   SHARED VOTING POWER
                                                   1,510,000 shares*

        REPORTING PERSON WITH                 9.   SOLE DISPOSITIVE POWER
                                                   28,691,888 shares*

        REPORTING PERSON WITH                 10.  SHARED DISPOSITIVE POWER
                                                   1,510,000 shares*



11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,201,888 shares*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.8%*

14.     TYPE OF REPORTING PERSON

        CO

* See item 5

                                                                  Page 3 of 23
1.      NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        Richemont Holdings S.A.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [_]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)         [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg



        NUMBER OF SHARES                      7.   SOLE VOTING POWER
                                                   28,691,888 shares*

        BENEFICIALLY OWNED BY EACH            8.   SHARED VOTING POWER
                                                   1,510,000 shares*

        REPORTING PERSON WITH                 9.   SOLE DISPOSITIVE POWER
                                                   28,691,888 shares*

        REPORTING PERSON WITH                 10.  SHARED DISPOSITIVE POWER
                                                   1,510,000 shares*


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,201,888 shares*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.8%*

14.     TYPE OF REPORTING PERSON

        CO, HC

* See item 5

1.      NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        Richemont S.A.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [_]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg



        NUMBER OF SHARES                      7.   SOLE VOTING POWER
                                                   28,691,888 shares*

        BENEFICIALLY OWNED BY EACH            8.   SHARED VOTING POWER
                                                   1,510,000 shares*

        REPORTING PERSON WITH                 9.   SOLE DISPOSITIVE POWER
                                                   28,691,888 shares*

        REPORTING PERSON WITH                 10.  SHARED DISPOSITIVE POWER
                                                   1,510,000 shares*


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,201,888 shares*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.8%*

14.     TYPE OF REPORTING PERSON

        CO, HC

* See item 5

1.      NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        Compagnie Financiere Richemont AG

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [_]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland



        NUMBER OF SHARES                      7.   SOLE VOTING POWER
                                                   28,691,888 shares*

        BENEFICIALLY OWNED BY EACH            8.   SHARED VOTING POWER
                                                   1,510,000 shares*

        REPORTING PERSON WITH                 9.   SOLE DISPOSITIVE POWER
                                                   28,691,888 shares*

        REPORTING PERSON WITH                 10.  SHARED DISPOSITIVE POWER
                                                   1,510,000 shares*


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,201,888 shares*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.8%*

14.     TYPE OF REPORTING PERSON

        CO, HC

* See item 5

1.      NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        Compagnie Financiere Rupert

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [_]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland



        NUMBER OF SHARES                      7.   SOLE VOTING POWER
                                                   28,691,888 shares*

        BENEFICIALLY OWNED BY EACH            8.   SHARED VOTING POWER
                                                   1,510,000 shares*

        REPORTING PERSON WITH                 9.   SOLE DISPOSITIVE POWER
                                                   28,691,888 shares*

        REPORTING PERSON WITH                 10.  SHARED DISPOSITIVE POWER
                                                   1,510,000 shares*


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,201,888 shares*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.8%*

14.     TYPE OF REPORTING PERSON

        CO, HC

* See item 5
                                      6

                                                                  Page 7 of 23
Item 1.  Security and Issuer

         This Amendment No. 4 to Statement on Schedule 13D, filed with respect to events that occurred on December 19, 2001, relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 115 River Road, Building 10, Edgewater, New Jersey 07020. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D filed on June 16, 1997.

Item 2.  Identity and Background

         (a) - (c) and (f).   This Statement on Schedule 13D is filed on
behalf of Richemont Finance S.A. ("Richemont"), Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Rupert and Richemont Holdings S.A. (the "Reporting Persons"). The following table sets forth the name, the State or other place of organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

        NAME:                                    RICHEMONT FINANCE S.A.
        State of organization:                   Luxembourg

        Principal business:                      Finance affiliate of Compagnie
                                                 Financiere Richemont AG, a
                                                 Swiss public company with
                                                 interests primarily in the
                                                 fields of luxury goods and
                                                 tobacco products

        Address of principal business:           35 Boulevard Prince Henri
                                                 L 1724 Luxembourg

        Address of principal office:             35 Boulevard Prince Henri
                                                 L 1724 Luxembourg


        NAME:                                    RICHEMONT HOLDINGS S.A.

        State of organization:                   Luxembourg

        Principal business:                      Holding Company

        Address of principal business:           35 Boulevard Prince Henri
                                                 L 1724 Luxembourg

        Address of principal office:             35 Boulevard Prince Henri
                                                 L 1724 Luxembourg

        NAME:                                    RICHEMONT S.A.
        State of organization:                   Luxembourg

        Principal business:                      Finance affiliate of Compagnie
                                                 Financiere Richemont AG, a
                                                 Swiss public company with
                                                 interests primarily in the
                                                 fields of luxury goods and
                                                 tobacco products


        Address of principal business:           35 Boulevard Prince Henri
                                                 L 1724 Luxembourg

        Address of principal office:             35 Boulevard Prince Henri
                                                 L 1724 Luxembourg

        NAME:                                    COMPAGNIE FINANCIERE RICHEMONT AG

        State of organization:                   Switzerland

        Principal business:                      A Swiss public company with interests
                                                 primarily in the fields of luxury goods and
                                                 tobacco products


        Address of principal business:           Rigistrasse 2
                                                 6300 Zug Switzerland


        Address of principal office:             Rigistrasse 2
                                                 6300 Zug Switzerland

        NAME:                                    COMPAGNIE FINANCIERE RUPERT

        State of organization:                   Switzerland

        Principal business:                      A partnership limited by shares, the
                                                 principal business of which is the holding of
                                                 investments

        Address of principal business:           Rigistrasse 2
                                                 6300 Zug Switzerland

        Address of principal office:             Rigistrasse 2
                                                 6300 Zug Switzerland


         The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit A.

         (d) - (e). During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4.  Purpose of the Transaction

         Except as described in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals.

Item 5.  Interest in Securities of the Issuer

         (a) and (b). The beneficial ownership of the Reporting Persons other than Richemont is indirect through Richemont. The Issuer reported a total of 138,369,439 shares of Common Stock issued and outstanding as of December 19, 2001 (giving effect to the transactions described below). Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own 30,201,888 shares, or 21.8% of the outstanding Common Stock (including, as described below, 1,510,000 shares owned by NAR Group Limited ("NAR"), of which Richemont is a shareholder). For purposes of Section 13(d), the Reporting Person may be deemed to have sole power to vote and sole power to dispose of 28,691,888 of such shares (which shares with sole dispositive power constitute 20.7% of the outstanding Common Stock). In addition, the Reporting Persons may be deemed to have shared voting and shared dispositive power with respect to the 1,510,000 shares of Common Stock owned by NAR (the "NAR Shares")

The Reporting Persons disclaim beneficial ownership of the 1,510,000 NAR Shares.

        (c) On December 19, 2001, the Issuer consummated a transaction with Richemont. In the transaction, the Issuer repurchased from Richemont all of the outstanding shares of the Series A Cumulative Participating Preferred Stock of the Issuer (the "Series A Preferred Stock") and 74,098,769 shares of Common Stock held by Richemont in return for the issuance to Richemont of 1,622,111 shares of newly-created Series B Participating Preferred Stock (the "Series B Preferred Stock") and the reimbursement of expenses of $1 million to Richemont. The shares of Series B Preferred Stock are entitled to vote with the shares of Common Stock on all matters on which the Common Stock votes and are entitled to ten votes per share. The transaction was made pursuant to an Agreement (the "Agreement"), dated as of December 19, 2001, between the Issuer and Richemont.

        As part of the transaction, the Issuer (i) released Richemont, the individuals appointed by Richemont to the Board of Directors of the Issuer and certain of their respective affiliates and representatives (collectively, the "Richemont Group") against any claims by or in the right of the Issuer against any member of the Richemont Group which arise out of Richemont's acts or omissions as a stockholder or lender of the Issuer or the acts or omissions of any Richemont board designee in his capacity as such and (ii) entered into an Indemnification Agreement (the "Indemnification Agreement") with Richemont pursuant to which the Issuer agreed to indemnify each member of the Richemont Group from any losses suffered as a result of any third party claim which is based upon Richemont's acts as a stockholder or lender of the Issuer or the acts or omissions of any Richemont board designee in his capacity as such.

        As part of the transaction, Richemont revoked the proxy that it held from Evansville Limited to vote 4,289,000 shares of Common Stock. In addition, the two designees of Richemont to the Board of Directors of the Issuer, Eloy Michotte and Alan Grieve, resigned from the Board.

        The shares of Series A Preferred Stock that were repurchased from Richemont represent all of the outstanding shares of such series. The Issuer has filed a certificate in Delaware eliminating such series from its certificate of incorporation. Through September 29, 2001, the Company had accrued, but not paid, dividends aggregating $12,389,700, consisting of an additional 188,235 shares of Series A Preferred Stock, on the shares of Series A Preferred Stock held by Richemont. Richemont agreed, as part of the transaction, to forego any claim it had to the accrued but unpaid dividends on the Series A Preferred Stock.

        Immediately prior to the consummation of the transaction, Richemont was the holder of 102,790,657 shares of Common Stock and 1,400,000 shares of non-voting Series A Preferred Stock. Richemont also held a proxy to vote 4,289,000 shares of Common Stock. Thus, based on 212,468,208 shares of Common Stock outstanding immediately prior to the consummation of the transaction, Richemont was the beneficial owner of approximately 50.4% of the Issuer's outstanding voting securities. Immediately after the consummation of the transaction, Richemont was the holder of 28,691,888 shares of Common Stock (representing 20.7% of the outstanding shares) and 1,622,111 shares of the ten-votes-per-share Series B Preferred Stock. Thus, based on 138,369,439 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock outstanding immediately after the consummation of the transaction, Richemont was entitled to cast 44,912,998 votes on all matters on which the stockholders vote, or approximately 29.1% of the total number of votes entitled to be cast.

        The holders of the Series B Preferred Stock are entitled to ten votes per share on any matter on which the Common Stock votes. In addition, in the event that the Issuer defaults in its obligations under the Agreement, the Certificate of Designations of the Series B Preferred Stock or its agreements with Congress Financial Corporation, or in the event that the Issuer fails to redeem at least 811,056 shares of Series B Preferred Stock by August 31, 2003, then the holders of the Series B Preferred Stock, voting as a class, shall be entitled to elect two members to the Board of Directors of the Issuer.

        In the event of the liquidation, dissolution or winding up of the Issuer, the holders of the Series B Preferred Stock are entitled to a liquidation preference (the "Liquidation Preference") which is initially $47.36 per share and which increases quarterly, commencing March 1, 2002.

        Dividends on the Series B Preferred Stock are required to be paid whenever a dividend is declared on the Common Stock. The amount of any dividend on the Series B Preferred Stock shall be determined by multiplying
(i) the amount obtained by dividing the amount of the dividend on the Common Stock by the then current fair market value of a share of Common Stock and
(ii) the Liquidation Preference of the Series B Preferred Stock.

        The Series B Preferred Stock must be redeemed by the Issuer on August 23, 2005. The Issuer may redeem all or less than all of the then outstanding shares of Series B Preferred Stock at any time prior to that date. At the option of the holders thereof, the Issuer must redeem the Series B Preferred Stock upon a Change of Control or upon the consummation of an Asset Disposition or Equity Sale (all as defined in the Certificate of Designations of the Series B Preferred Stock). The redemption price for the Series B Preferred Stock upon a Change of Control or upon the consummation of an Asset Disposition or Equity Sale is the then applicable Liquidation Preference of the Series B Preferred Stock plus the amount of any declared but unpaid dividends on the Series B Preferred Stock. The Issuer's obligation to redeem the Series B Preferred Stock upon an Asset Disposition or an Equity Sale is subject to the satisfaction of certain conditions set forth in the Certificate of Designations.

        The Certificate of Designations of the Series B Preferred Stock provides that, for so long as Richemont is the holder of at least 25% of the then outstanding shares of Series B Preferred Stock, it shall be entitled to appoint an observer to attend all meetings of the Board of Directors and any committees thereof.

        Pursuant to the terms of the Certificate of Designations of the Series B Preferred Stock, the Issuer's obligation to pay dividends on or redeem the Series B Preferred Stock is subject to its compliance with its agreements with Congress Financial Corporation.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Reference is hereby made to Item 5 of this amended Statement on
Schedule 13D for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein and in this Item 6, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7.  Material to be Filed as Exhibits

         Exhibit A    Information Concerning Reporting Persons' Officers and
                      Directors.

         Exhibit B    Certificate of the Designations, Powers, Preferences and
                      Rights of Series B Participating Preferred Stock of
                      Hanover Direct, Inc., as filed with the Delaware
                      Secretary of State on December 19, 2001. (Incorporated by reference to Exhibit 4.1 to the Issuer's Current
                      Report on Form 8-K dated December 19, 2001) (the "8-K").

         Exhibit C    Agreement, dated as of December 19, 2001, between
                      Hanover Direct Inc., and Richemont Finance S.A.
                      (Incorporated by reference to Exhibit 10.1 to the 8-K).
                      (The disclosure schedules to this agreement are not being filed with the 8-K. The Reporting Persons shall furnish a copy of such disclosure schedules to the Commission upon its request.)

         Exhibit D    Release, dated December 19, 2001, executed by Hanover
                      Direct, Inc. in favor of Richemont Finance S.A. and others. (Incorporated by reference to Exhibit 10.2 to the 8-K).

         Exhibit E    Indemnification Agreement, dated as of December 19,
                      2001, between Hanover Direct, Inc. and Richemont Finance
                      S.A. (Incorporated by reference to Exhibit 10.3 to the 8-K).

         Exhibit F    Release of Proxy dated as of December 19, 2001.

                                  Signatures

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   December 28, 2001
                                            RICHEMONT FINANCE S.A.



                                            By:/s/ ROBERT P. WESSELY
                                               ---------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                            RICHEMONT HOLDINGS S.A.



                                            By:/s/ ROBERT P. WESSELY
                                               ---------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact


                                            RICHEMONT S.A.



                                            By:/s/ ROBERT P. WESSELY
                                               ---------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact


                                            COMPAGNIE FINANCIERE RICHEMONT AG



                                            By:/s/ ROBERT P. WESSELY
                                               ---------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact


                                            COMPAGNIE FINANCIERE RUPERT



                                            By:/s/ ROBERT P. WESSELY
                                               ---------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                Exhibit Index

Exhibit A.     Information Concerning Reporting Persons' Officers and
               Directors.

Exhibit F.     Release of Proxy dated as of December 19, 2001.